UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Results of Global Internet of People, Inc.’s 2022 Extraordinary General Meeting

At the 2022 extraordinary general meeting of shareholders of Global Internet of People, Inc. (the “Company”) held on April 1, 2022, at 9:30 p.m., Eastern Time, the shareholders of the Company approved the following proposal:

●	(i) the formation of a joint venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries, and (ii) the entry into an investment agreement in connection with the formation of such joint venture.

A total of 19,431,631 votes, representing 79.22% of the votes exercisable as of February 24, 2022, the record date, were present in person or by proxy at the 2022 extraordinary general meeting. The results of the votes were as follows:

For	Against	Abstain
19,430,564	59	1,008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: April 1, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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